Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

LAW DEPARTMENT

December 5, 2019

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Post-Effective Amendment No. 2 to Registration Statement on Form N-4

Retirement Cornerstone® 19

File No. 333-229766 and 811-22651

AXA Equitable Life Insurance Company

Post-Effective Amendment No. 2 to Registration Statement on Form N-4

Retirement Cornerstone® 19 Series E

File No. 333-229769 and 811-22651

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.	Please include the date of the filing on the facing page for future filings.

Response: The Company will include the date for future filings.

Guaranteed Roll-up Floor

2.	Please add disclosure clarifying the supplement is only applicable if the owner has the GMIB with or without the Greater of death benefit.

Response: The disclosure has been revised as requested.

3.

Please add disclosure in the first paragraph and to the definition of guaranteed Roll-up floor that the guaranteed Roll-up floor in the Rate Sheet Supplement (RSS) only applies to contracts issued on or after the effective date of this supplement and that the 5% rate applies to contracts issued before.

Response: The disclosure has been revised as requested.

4.	In the May 1, 2020 update, please revise the bold text on the cover page of the prospectuses to include the guaranteed Roll-up floor percentage as being disclosed in a Rate Sheet Supplement.

Response: The disclosure will be revised as requested.

5.	Please separate the definitions for Guaranteed Roll-up floor into its own section.

Response: The disclosure has been revised as requested.

6.	In the definition of RSS, please make clear that the guaranteed Roll-up floor applies for the life of the contract not just the first seven years.

Response: The disclosure has been revised as requested.

7.	Please add more specificity with respect to what portions of numbered paragraphs 2-14 are being supplemented and/or replaced.

Response: The disclosure has been revised as requested.

8.	In #6, please delete the text before “Please note”, modify the second bullet in please note to reflect after the application signed date, and delete the examples.

Response: The disclosure has been revised as requested.

9.	In #8, please add disclosure regarding (i).

Response: The disclosure has been revised as requested.

10.	Please explain supplementally why “Appendix VI: Examples of Automatic payment plans” is being deleted.

Response: The automatic payment plans are not often utilized and, in the instances where they are utilized, the Appendix examples do not seem to be used and/or create questions. For this reason alone, the Company believes deleting the examples is advisable. Given this experience, if the Company were to now modify the examples to accommodate a guaranteed Roll-up floor percentage tied to Rate Sheet Supplements, the Company believes these Appendix examples would create even more questions/uncertainty regarding how the examples apply to each owner’s unique situation. Accordingly, the Company prefers to delete the Appendix examples. The Company will also delete the reference in the prospectus to these Appendix examples as part of the May 1, 2020 update.

11.	Please add 5% to the Appendix chart.

Response: The disclosure has been revised as requested.

Rate Sheet Supplement

12.	Please revise the date of the prospectus and delete the reference to the SAI.

Response: The disclosure has been revised as requested.

13.	Please add a reference to the “Greater of” death benefit in the 2nd paragraph.

Response: The disclosure has been revised as requested.

14.	Please review and revise as necessary disclosure regarding application signed date and contract issue date.

Response: The disclosure has been revised as requested.

15.	Please add a parenthetical reference regarding the general duration of the Rate lock-in period.

Response: The disclosure has been revised as requested.

16.	Please add the condition that the rate changes before the Company receives the contribution to the first bullet point under the initial Annual Roll-up rate.

Response: The disclosure has been revised as requested.

17.	Please add disclosure that the guaranteed Roll-up floor is not subject to the rate lock-in period.

Response: The disclosure has been revised as requested.

Part C

18.	For Retirement Cornerstone® 19 Exhibit 3(b), please verify the file number.

Response: The disclosure has been revised as requested.

19.	For Retirement Cornerstone® 19 Exhibit 8(w)(i), please update the incorporation by reference.

Response: The disclosure has been revised as requested.

20.	For Retirement Cornerstone® 19 Series E Exhibit 8(q), please verify the parties’ names.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith

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